

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Maoz Sigron
Chief Financial Officer
Perion Network Ltd.
26 HaRokmim Street
Holon 5885849, Israel

  Re: Perion Network Ltd.
    Registration Statement on Form F-3
    Filed May 6, 2020
    File No. 333-238020

Dear Mr. Sigron:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Richard H. Gilden